OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT

VICE PRESIDENT AND CONTROLLER

May 29, 2014

Via EDGAR Submission

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 12, 2014

File No. 1-33100

Dear Ms. Rocha:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 15, 2014 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on February 12, 2014, File No. 1-33100. For ease of reference, the Staff’s comments are also set forth below in their entirety.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

1.	Throughout your MD&A, you attribute fluctuations in your net sales and EBIT results to “favorable mix” or “unfavorable mix”. For example, on page 29, you indicate that Composite segment EBIT for the first nine months of 2013 was $6 million lower than the same period in 2012 primarily due to unfavorable mix. Please provide draft disclosure to be included in future filings that more clearly explain the factors that contribute to either a favorable or unfavorable mix, the extent to which you believe unfavorable mix represents a trend that you expect to continue, and identify the types of products you believe provide more favorable impacts to your operating results.

OWENS CORNING

Ms. Melissa Rocha

Senior Assistant Chief Accountant

May 29, 2014

Response:

Our product and customer mix frequently varies from period to period based on global supply and demand. The types of products sold, the customers to whom we sell our products or the geographic markets in which we sell our products in a given period comprise the “mix”. The favorability or unfavorability of product, customer or geographic mix in a period reflects the profit margins of particular products sold or the sale of products to particular customers or in particular regions within that period. The variety of products we sell in each of our reporting segments is further described in our segment descriptions in the Form 10-K.

In response to the Staff’s request for a clearer explanation of the factors that contribute to either a favorable or unfavorable mix, we propose to revise our future filings by characterizing the type of mix as product, customer or geographic mix and as applicable, by disclosing the extent to which trends in unfavorable mix exist. With respect to the Staff’s particular reference to our Composites segment, typically the more complex end use products provide higher margins and as of December 31, 2013, the Company did not believe that a continuing trend existed in the Composites segment with respect to unfavorable customer mix.

Accordingly, a revision to the Form 10-K to address the Staff’s comment would result in the inclusion of additional language (shown below in bold):

EBIT in our Composites segment was $7 million higher in 2013 than in 2012. For the nine months ended 2013, EBIT was $6 million lower compared to the same period in 2012 primarily driven by unfavorable customer mix related primarily to the timing of shipments. Improved capacity utilization and lower plant start up and maintenance costs were offset by inflation and slightly lower selling prices. In the fourth quarter of 2013, EBIT increased $14 million compared to same period in 2012 driven primarily by improved manufacturing productivity and slightly higher selling prices. The impact of higher sales volumes in the fourth quarter was offset by inflation.

Income Tax Expenses, page 26

2.	Your effective tax rate reconciliation on page 97 includes a line item titled “loss on liquidation” which appears to be one of the more significant items impacting the difference between your statutory and effective tax rates for 2013. Please provide draft disclosure to be included in future filings that more clearly explains the nature of this items and the impact that it had on your effective tax rate for 2013.

Ms. Melissa Rocha

Senior Assistant Chief Accountant

May 29, 2014

Response:

Below is some additional context related to the loss on liquidation item.

The line item titled “Loss on liquidation” on page 97 relates to the December 2013 liquidation of a wholly-owned Belgian indirect subsidiary. This liquidation resulted in a tax benefit of approximately $28 million, which is the amount reflected in the effective tax rate reconciliation. As the subsidiary’s Belgian parent company was in a cumulative three year loss position, the tax benefit of this liquidation was offset by a corresponding increase to its valuation allowance. The increase to the valuation allowance is reflected within the line item titled “Valuation allowance” in the effective tax rate reconciliation (each item is disclosed in the “gross amount” by category of activity). Thus, there was no net impact to the annual effective tax rate from the December 2013 liquidation transaction.

The Company acknowledges the Staff’s comment and will provide enhanced MD&A disclosure in future filings related to significant reconciling items between statutory and effective tax rates.

Critical Accounting Estimates, page 37

3.	You indicate on page 37 that for purposes of your goodwill impairment analysis, you have identified three reporting units within the Company and that over 90% of your goodwill is allocated to two reporting units within the Building Materials operating segment. Please supplementally identify to us the names of your two reporting units within the Building Materials operating segment and quantify for us the amount of goodwill allocated to each of these reporting units.

Response:

The two reporting units within our Building Materials operating segment are the Roofing business and the Insulation business. Ninety five percent of all recorded goodwill, or $1.1 billion, is allocated to our Building Materials segment with approximately 80 percent of that amount allocated to our Insulation business.

In consideration of your comment related to our goodwill disclosure, we propose to revise our future filings as referenced below in our response to item 4.

4.	As a related matter, you disclose on page 38 that when you conducted your annual goodwill impairment test as of October 21, 2013, you determined that the fair value of each of your reporting units was in excess of its carrying value. Please confirm to us, and revise your future filings accordingly to indicate, if true, that you determined the fair value of each of your reporting units substantially exceeded its carrying value as of your most recent goodwill impairment testing date. For any reporting units with a material amount of allocated goodwill which did not have a fair value substantially in excess of its carrying value, please also show us how you will revise your future filings to disclose the following information for each reporting unit that is at risk of failing step of the quantitative goodwill impairment test:

Ms. Melissa Rocha

Senior Assistant Chief Accountant

May 29, 2014

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company analyzes goodwill for potential impairment at the reporting unit level. There are three reporting units within the Company – the Roofing and Insulation businesses within our Building Materials segment, and the Composites segment. We confirm that the fair value of our Roofing and Insulation reporting units substantially exceeded their carrying values as of our most recent goodwill impairment testing date.

Five percent of recorded goodwill is allocated to the Company’s Composites reporting unit for which the fair value of this reporting unit exceeded its carrying value by approximately 8 percent. The Company did not consider additional disclosure to be necessary for this reporting unit based on the relative amount of goodwill allocated to this reporting unit, the low level of uncertainty associated with the methods and assumptions used in deriving the fair value of the reporting unit and the reporting unit’s business outlook as of the testing date. The basis for management’s judgment has been further supported by the actual performance of the business since the testing date.

In the event that a reporting unit with a material amount of allocated goodwill has a fair value that does not substantially exceed its carrying value as of a future assessment date, we will incorporate into future filings the additional information requested in the Staff’s comment above.

Additionally, in consideration of the Staff’s comments, we would propose to make enhanced disclosures in the MD&A section, Critical Accounting Estimates, Impairment of Assets, pages 37 and 38, consistent with the revised language below (the changes from our current disclosure are shown in bold):

Impairment of Assets. The Company exercises judgment in evaluating assets for impairment. Goodwill and other indefinite-lived intangible assets are tested for impairment annually, or when circumstances arise which indicate there may be an impairment. Long-lived assets are tested for impairment when economic conditions or management decisions indicate an impairment may exist. These tests require comparing recorded values to estimated fair values for the assets under review.

Ms. Melissa Rocha

Senior Assistant Chief Accountant

May 29, 2014

The Company has recorded its goodwill and conducted testing for potential goodwill impairment at a reporting unit level. Our reporting units represent a business for which discrete financial information is available and segment management regularly reviews the operating results. There are three reporting units within the Company, the Roofing and Insulation businesses within our Building Materials segment, and the Composites segment. Ninety five percent or $1.1 billion of recorded goodwill is allocated to our Building Materials segment with approximately 80 percent of that amount being allocated to our Insulation business.

Goodwill is an intangible asset that is not subject to amortization; however, annual tests are required to be performed to determine whether impairment exists. Prior to performing the two-step impairment process described in ASC 350-20, the guidance permits companies to assess qualitative factors to determine if it is more likely than not that a reporting unit’s fair value is less than its carrying value. If it is more likely than not that a reporting unit’s fair value is greater than its carrying value, then no additional testing is required. If it is more likely than not that a reporting unit’s fair value is less than or close to its carrying value then step one of the impairment test must be performed to determine if impairment is required. Owens Corning has elected to skip step zero and proceed in performing a step one analysis.

As part of our quantitative testing process for goodwill we estimated fair values using a discounted cash flow approach from the perspective of a market participant. Significant estimates in the discounted cash flow approach are cash flow forecasts of our reporting units, the discount rate, the terminal business value and the projected income tax rate. The cash flow forecasts of the reporting units are based upon management’s long-term view of our markets and are the forecasts that are used by senior management and the Board of Directors to evaluate operating performance. The discount rate utilized is management’s estimate of what the market’s weighted average cost of capital is for a company with a similar debt rating and stock volatility, as measured by beta. The projected income tax rates utilized are the statutory tax rates for the countries where each reporting unit operates. The terminal business value is determined by applying a business growth factor to the latest year for which a forecast exists. As part of our goodwill quantitative testing process, we would evaluate whether there are reasonably likely changes to management’s estimates that would have a material impact on the results of the goodwill impairment testing.

Our annual test of goodwill for impairment was conducted as of October 1, 2013. The fair value of each of our reporting units was in excess of its carrying value and thus, no impairment exists. The substantial majority (95%) of recorded goodwill is allocated to our Roofing and Insulation businesses within our Building Materials segment. The fair value of both of these reporting units substantially exceeded the carrying value as of the date of our assessment.

Ms. Melissa Rocha

Senior Assistant Chief Accountant

May 29, 2014

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/ Kelly Schmidt

Kelly Schmidt

Vice President and Controller